Exhibit 99.4

NICE Showcases NiceVision Net 2.5 for Enhanced Performance of IP Video Surveillance,
Extracting Security and Business Insights and Decreasing TCO

The new version includes improved recording performance, extended video management capabilities, high availability through dual recording of video streams, support for smart phones, and intelligent video analytics

Ra’anana, Israel, May 16, 2011 - NICE Systems Ltd. (NASDAQ: NICE), today announced that it will be  showcasing the latest version of its IP video surveillance solution, NiceVision Net 2.5 at IFSEC 2011 Global Security Event, Stand E30, hall 5, to take place in Birmingham, UK, May 16–19, 2011.

NiceVision Net 2.5, an enterprise-class, open-platform IP video surveillance solution, addresses the needs of security conscious organizations that are seeking to deploy IP video surveillance. The new version continues to address the specific needs of security operators, IT administrators and integrators, with a multi-tier and IT-friendly offering. Furthermore, the combination of flexible software and turnkey solutions with open standard support and leading video recording performance capabilities enables organizations to extract security and business insights from both IP and analog video surveillance cameras and other integrated devices.

The new additions to NiceVision Net 2.5 include:

Video Management Enhancements: providing multiple display screens, intuitive 3D visual navigation and a new event management interface to better support collaborative response. These capabilities help improve the quality and speed of critical decision making and investigation with powerful automation features and situation management capabilities.

Extracting Security and Business Insights: automatic Pan-Tilt-Zoom (PTZ) tracking allows for improved performance of NICE’s Perimeter Intrusion Detection (PIDS) applications for rapid response of security breaches. These new enhancements are part of NICE’s field-proven video analytics capabilities.

Total Cost of Ownership (TCO) Improvements: are achieved by an industry leading recording throughput of up to 512 mega bits per second, per server. These high throughput levels reduce the number of recording servers that are required and lower correlating operating costs. Furthermore, innovative, patent-pending video compression mechanisms enable lowered storage requirements.

Enhanced Open and IT Friendly Capabilities: include compliance with Open Network Video Interface Forum (ONVIF) standards, and support for web and Smartphone connectivity, such as Blackberry, Android, iPhone, and others.

Easy IP Migration: is enabled by a smart hybrid video recorder that supports both IP and analog cameras. Centralized video processing and analysis capabilities enable customers to extract maximum value from their existing infrastructure by leveraging features such as automatic visual parameter optimization for analog cameras and camera tampering detection.

Israel Livnat, President, Security Group, said, “The enhancements in NiceVision Net 2.5 enable for the industry leading performance of video surveillance, addressing some of the most pressing needs of today’s security professionals. It is a flexible video solution that can accommodate hybrid environments while enabling a smooth and cost efficient migration to a pure IP video surveillance ecosystem. Furthermore, it can help gather and leverage security and business insights from their video surveillance implementation. Such insights can help them improve people and assets protection and operations. The latest version also helps improve efficiency to achieve a lowered Total Cost of Ownership for a cost effective and environment-friendly solution.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view. NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Livnat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.